# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Battalion Oil Corporation, CIK 0001282648
CUSIP: 02081G102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0000899140-19-000587
Filed by CIK 0001697367
Persons authorized to receive notices and communications: Jeffrey Wade, c/o Gen IV Investment Opportunities, LLC, 250 West 55th Street, 31st Floor, New York, New York (NY), 10019, 212-615-3456

## Reporting persons
- GEN IV INVESTMENT OPPORTUNITIES, LLC (CIK 0001697367): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,494,258; sole dispositive power 0; shared dispositive power 3,494,258; aggregate amount beneficially owned 3,494,258 (14.14% of the class)
  Comment: (1) The number of shares reported consists of 3,494,258 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), Series A-2 Preferred Stock pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), Series A-3 Preferred Stock pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3), and Series A-4 Preferred Stock pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3) held by Gen IV Investment Opportunities, LLC ("Gen IV"). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Based on 22,018,849 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on March 23, 2026, plus 3,494,258 shares of converted Common Stock.
- LSP GENERATION IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,494,258; sole dispositive power 0; shared dispositive power 3,494,258; aggregate amount beneficially owned 3,494,258 (14.14% of the class)
  Comment: (1) The number of shares reported consists of 3,494,258 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), Series A-2 Preferred Stock pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), Series A-3 Preferred Stock pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3), and Series A-4 Preferred Stock pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3) held by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Based on 22,018,849 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on March 23, 2026, plus 3,494,258 shares of converted Common Stock.
- LSP INVESTMENT ADVISORS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,494,258; sole dispositive power 0; shared dispositive power 3,494,258; aggregate amount beneficially owned 3,494,258 (14.14% of the class)
  Comment: (1) The number of shares reported consists of 3,494,258 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), Series A-2 Preferred Stock pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), Series A-3 Preferred Stock pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3), and Series A-4 Preferred Stock pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3) held by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Based on 22,018,849 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on March 23, 2026, plus 3,494,258 shares of converted Common Stock.
- Paul Segal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,494,258; sole dispositive power 0; shared dispositive power 3,494,258; aggregate amount beneficially owned 3,494,258 (14.14% of the class)
  Comment: (1) The number of shares reported consists of 3,494,258 shares of Common Stock issuable upon conversion of shares of Series A-1 Preferred Stock pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), Series A-2 Preferred Stock pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), Series A-3 Preferred Stock pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3), and Series A-4 Preferred Stock pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3) held by Gen IV. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.
  
  (2) Based on 22,018,849 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on March 23, 2026, plus 3,494,258 shares of converted Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Battalion Oil Corporation
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Comment: The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on October 18, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on March 30, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023, Amendment No. 3 thereto, filed with the SEC on December 19, 2023, Amendment No. 4 thereto, filed with the SEC on March 29, 2024, Amendment No. 5 thereto, filed with the SEC on May 15, 2024, Amendment No. 6 thereto, filed with the SEC on June 20, 2024, and Amendment No. 7 thereto, filed with the SEC on March 27, 2026 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to incorporate the information below:

On August 7, 2026, pursuant to the Preferred Stock Repurchase and Conversion Agreement, dated August 7, 2026, between Gen IV and the Company (the "PSRCA"), the Company repurchased from Gen IV (i) 5,138 shares of Series A Preferred Stock and (ii) 6,578.11 shares of Series A-1 Preferred Stock for an aggregate purchase price of $19,000,000 (the "Purchase Price").

Concurrently, pursuant to the terms of the Certificates of Designation governing the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock, Gen IV exercised its conversion rights and converted all of its remaining outstanding shares of such preferred stock into an aggregate of 3,494,258 shares of Common Stock. No additional consideration was paid in connection with such conversion.

The information set forth under the heading "Preferred Stock Repurchase and Conversion Agreement" in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to incorporate the information below:

Preferred Stock Repurchase and Conversion Agreement. On August 7, 2026, Gen IV entered into the PSRCA with the Company for the purpose of effectuating (i) the Company's repurchase of 5,138 shares of Series A Preferred Stock and 6,578.11 shares of Series A-1 Preferred Stock from Gen IV for the Purchase Price; and (ii) the conversion of 1,868 shares of Series A-1 Preferred Stock, 6,630 shares of Series A-2 Preferred Stock, 3,789 shares of Series A-3 Preferred Stock, and 3,789 shares of Series A-4 Preferred Stock into an aggregate of 3,494,258 shares of Common Stock. Following the closing of the PSRCA, Gen IV no longer holds any Preferred Stock of the Company and its beneficial ownership of the Company consists solely of the 3,494,258 Converted Common Shares.

Voting and Lock-Up Agreement. On August 7, 2026, Gen IV entered into the Voting and Lock-Up Agreement with the Company (the "Voting Agreement"), pursuant to which Gen IV agreed, among other things, to vote all Voting Securities (as defined in the Voting Agreement) in favor of (i) the nominees of the board of directors in any uncontested election of directors of the Company and (ii) the ratification of the Company's independent auditors until the earlier of (x) 12 months from the date of the Voting Agreement and (y) the date on which the Voting Parties (as defined in the Voting Agreement) no longer hold any Voting Securities.

The Voting Agreement also provides that for a period of 12 months, Gen IV will not, without the prior written consent of the Company, offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any Voting Securities or enter into any swap, hedge, or similar agreement or transaction, including any short sale, with respect to the Common Stock, subject to certain exceptions set forth in the Voting Agreement.

The foregoing descriptions of the PSRCA and the Voting Agreement are summaries only and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference.

The Reporting Persons may from time to time engage in discussions with management, other stockholders, and third parties regarding the Issuer and its business, including but not limited to the Issuer's operations, governance, management, and strategic alternatives. The Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information required by Item 5 (a) is set forth in rows 11 and 13 on the cover pages of this Amendment No. 8 for each Reporting Person and is incorporated by reference in its entirety into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by Item 5 (b) is set forth in rows 7, 8, 9, and 10 on the cover pages of this Amendment No. 8 for each Reporting Person and is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 8, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under the headings "Preferred Stock Repurchase and Conversion Agreement" and "Voting and Lock-Up Agreement" in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Preferred Stock Repurchase and Conversion Agreement, dated August 7, 2026, by and between Gen IV Investment Opportunities, LLC and Battalion Oil Corporation.

Exhibit 99.2 Voting and Lock-Up Agreement, dated August 7, 2026, by and between Gen IV Investment Opportunities, LLC and Battalion Oil Corporation.

## Signatures
- GEN IV INVESTMENT OPPORTUNITIES, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer (08/07/2026)
- LSP GENERATION IV, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer (08/07/2026)
- LSP INVESTMENT ADVISORS, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer and Associate General Counsel (08/07/2026)
- Paul Segal: /s/ Paul Segal, Paul Segal (08/07/2026)